                                       Filer: Nabors Industries Ltd.
                                       Pursuant to Rule 425 under the
                                       Securities Act of 1933 and Rule 14a-6
                                       under the Securities Exchange Act of 1934
                                       Subject Company: Nabors Industries, Inc.
                                       Commission File No.: 1-09245
                                       Registration Statement No.: 333-76198


[NABORS INDUSTRIES LOGO]                                     [NABORS LETTERHEAD]

NEWS RELEASE

                   NABORS STOCKHOLDERS OVERWHELMINGLY APPROVE
                           REORGANIZATION IN BERMUDA

                            NABORS WINS COURT RULING

HOUSTON, JUNE 14, 2002 - Nabors Industries, Inc. (AMEX: NBR) today announced that its stockholders overwhelmingly approved a proposal that will result in Nabors Industries changing its place of incorporation from Delaware to Bermuda. Of the outstanding shares, 65.6% were for the proposal, far exceeding the majority of the outstanding shares required for the proposal to pass. More than 80% of the shares voted were in favor of the reorganization.

Nabors also announced that the U.S. District Court for the Southern District of Texas has denied the request by plaintiffs that a temporary restraining order be issued against Nabors in connection with the stockholder vote and the proposed reorganization. The Court's opinion is expected later today.

Nabors' Chairman and Chief Executive Officer Eugene Isenberg said, "We are delighted with the outcome of today's vote and the Court's decision. Our stockholders' confidence in the strategic direction of our Company has been demonstrated. Our stockholders have clearly agreed with us that this reorganization is an excellent way to help to facilitate growth and enhance value. We look forward to reviewing the Court's opinion when it is issued."

As a result of today's vote, Nabors Industries, Inc. will become a wholly-owned, indirect subsidiary of Nabors Industries Ltd. The Company expects the reincorporation to be effective as soon as possible. Upon completion, each share of Nabors Industries, Inc. will automatically be converted into the right to receive a share of Nabors Industries, Ltd. and all current stockholders of Nabors industries, Inc. will become shareholders of Nabors Industries Ltd. The new shares will be listed and traded on the American Stock Exchange under the ticker symbol "NBR." When the reincorporation is effective a Nabors transfer agent will mail stockholders a letter of transmittal and instructions for the exchange of their current stock certificates into shares of the Bermuda corporation.

The Nabors companies own and operate over 530 land drilling and 933 land workover and well-servicing rigs worldwide. Offshore, Nabors operates 44 platform, 15 jack-ups, and three barge rigs in the domestic and international markets. Nabors also operates 30 marine transportation and support vessels in the Gulf of Mexico. In addition, Nabors manufactures top drives and drilling instrumentation systems and provides comprehensive oilfield hauling, engineering, civil construction, logistics and facilities maintenance, and project management services. Nabors participates in most of the significant oil, gas and geothermal markets in the world.

A registration statement for Nabors Industries Ltd., including the proxy statement/prospectus, and a supplement thereto, have been filed with the Securities and Exchange Commission and are available for free at the SEC's website, www.sec.gov and at Nabors Industries, Inc.'s website, www.nabors.com . These documents contain important information that investors should consider. Investors should read these documents carefully.



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Nabors Industries, Inc. stock is listed on the American Stock Exchange (NBR).
For further information, please contact Dennis A. Smith, Director of Corporate Development at (281) 775-8038. To request Investor Materials, call Angela Ridgell at (281) 775-8063.


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